Exhibit 12.1

Newfield Exploration Company
Computation of Ratios of Earnings (Loss) to Fixed Charges and Earnings (Loss) to Fixed Charges Plus Preferred Dividends
	For the Six
	Months Ended				Year Ended December 31,
	06/30/11		06/30/10		2010		2009		2008		2007		2006		2005		2004

Earnings:
Pre-tax income (loss) from continuing operations	$ 320		$ 540		$ 829		$(885)		$ (535)		$ 294		$ 956		$ 545		$ 518
Fixed Charges:
Interest expense, including debt issue amortization	44		49		98		75		52		55		43		26		32
Capitalized interest	37		28		58		51		60		47		44		46		26
Interest portion of rent expense	2		2		4		3		3		2		1		2		1
Total fixed charges before preferred dividend requirements	83		79		160		129		115		104		88		74		59
Preferred dividend requirements	-		-		-		-		-		-		-		-		-
Total fixed charges and preferred dividend requirements	$ 83		$ 79		$ 160		$ 129		$ 115		$ 104		$ 88		$ 74		$ 59

Earnings (loss) before fixed charges (excludes capitalized interest) and preferred dividends	$ 366		$ 591		$ 931		$(807)		$ (480)		$ 351		$1,000		$ 573		$ 551

Earnings (loss) before fixed charges (excludes capitalized interest)	$ 366		$ 591		$ 931		$(807)		$ (480)		$ 351		$1,000		$ 573		$ 551

Ratio of earnings (loss) to fixed charges	4.4	x	7.5	x	5.8	x	-	(1)	-	(1)	3.4	x	11.3	x	7.8	x	9.3

Ratio of earnings (loss) to fixed charges plus preferred dividends	4.4	x	7.5	x	5.8	x	-	(1)	-	(1)	3.4	x	11.3	x	7.8	x	9.3

(1) Earnings for 2008 and 2009 were insufficient to cover fixed charges by $595 million and $936 million, respectively, due to non-cash charges of $1.9 billion and $1.3 billion, respectively, associated with ceiling test write-downs in the respective periods.